Exhibit (a)(5)

1700 Broadway, Suite 2300 Denver, CO 80290-2300 Phone: 303-837-1661 FAX: 303-861-4023

News Release

Company Contact: Eric K. Hagen	August 29, 2019
Title: Vice President, Corporate Affairs	For immediate release
Phone: 303-837-1661
Email: Eric.Hagen@whiting.com

Whiting Petroleum Corporation Announces Tender Offer for its 1.25% Convertible Senior Notes Due 2020

DENVER — August 29, 2019 — Whiting Petroleum Corporation (the “Company”) (NYSE: WLL) today announced a tender offer (the “Tender Offer”) to purchase up to $300,000,000 aggregate principal amount of its outstanding 1.25% Convertible Senior Notes due 2020 (the “Notes”). As of August 28, 2019, there was $562,075,000 aggregate principal amount of the Notes outstanding.

Upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated August 29, 2019 (the “Offer to Purchase”), and the related Letter of Transmittal, the Company is offering to pay, for cash, an amount equal to $990 per $1,000 principal amount of Notes purchased. Additionally, holders of record on September 15, 2019 of the Notes that are validly tendered at or prior to the Expiration Date and accepted for purchase will receive accrued interest, if any, from the last interest payment date up to, but not including, the date the Company accepts and purchases any such Notes.

The Tender Offer will expire at 11:59 p.m., New York City time, on September 26, 2019, or any other date and time to which the Company extends such Tender Offer (such date and time, as it may be extended, the “Expiration Date”), unless earlier terminated.

The Tender Offer is subject to the satisfaction or waiver of certain conditions, which are further described in the Offer to Purchase. The Company expressly reserves the right, subject to applicable law, to extend, abandon, terminate or amend the Tender Offer in accordance with its terms. The Tender Offer is not conditioned upon a minimum amount of Notes being tendered and there can be no assurance that the Tender Offer will be subscribed for in any amount.

For Notes that have been validly tendered at or prior to the Expiration Date and that are accepted for purchase pursuant to the Tender Offer, settlement will occur promptly following the Expiration Date, assuming the conditions to the Tender Offer have been either satisfied or waived by the Company at or prior to the Expiration Date as further described in the Offer to Purchase.

The complete terms and conditions of the Tender Offer are set forth in the Offer to Purchase and related Letter of Transmittal that are being sent to holders of the Notes. Copies of the Offer to Purchase and Letter of Transmittal may be obtained from the Information Agent for the Tender Offer, D.F. King & Co., Inc., by calling (866) 745-0268 (toll-free), (212) 269-5550 (collect) or by email at wll@dfking.com.

J.P. Morgan is acting as the Dealer Manager for the Tender Offer. Questions regarding the Tender Offer may be directed to J.P. Morgan by calling (866)-834-4666 (toll-free), (212) 834-4811 (collect).

Important Information Regarding the Tender Offer

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any of the Company’s outstanding Notes. The Tender Offer will be made solely by the Offer to Purchase, the Letter of Transmittal and related materials, as they may be amended or supplemented. Holders of Notes should read the Company’s Tender Offer statement on Schedule TO filed with the SEC in connection with the Tender Offer, which will include as exhibits the Offer to Purchase, the Letter of Transmittal and related materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information. Each of these documents will be filed with the SEC, and, when available, holders may obtain them for free from the SEC at its website (www.sec.gov) or from the Company’s information agent in connection with the Tender Offer.

This press release does not set forth all of the terms and conditions of the Tender Offer. Noteholders should carefully read the Offer to Purchase, the Letter of Transmittal and related materials, for a complete description of all terms and conditions before making any decision with respect to the Tender Offer. None of the Company, its board of directors, its officers, the Dealer Manager, the depositary, the information agent or the trustee with respect to the Notes, or any of their respective affiliates, makes any recommendation that holders tender or refrain from tendering all or any portion of the principal amount of their Notes, and no one has been authorized by any of them to make such a recommendation. Holders must make their own decision as to whether to tender their Notes and, if so, the principal amount of Notes to tender.

Forward-Looking Statements

This news release contains statements that we believe to be “forward-looking statements” as defined by the U.S. Securities and Exchange Commission. All statements other than historical facts, including, without limitation, statements regarding our future financial position, business strategy, projected revenues, earnings, costs, capital expenditures and debt levels, and plans and objectives of management for future operations, are forward-looking statements. When used in this news release, words such as we “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe” or “should” or the negative thereof or variations thereon or similar terminology are generally intended to identify forward-looking statements. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements.

These risks and uncertainties include, but are not limited to: declines in or extended periods of low oil, NGL or natural gas prices; our level of success in exploration, development and production activities; risks related to our level of indebtedness, ability to comply with debt covenants and periodic redeterminations of the borrowing base under our credit agreement; the geographic concentration of our operations; the ability to achieve the benefits of our organizational redesign and cost reduction strategy; impacts to financial statements as a result of impairment write-downs; federal and state initiatives relating to the regulation of hydraulic fracturing and air emissions; revisions to reserve estimates as a result of changes in commodity prices, regulation and other factors; adverse weather conditions that may negatively impact development or production activities; the timing of our exploration and development expenditures; inaccuracies of our reserve estimates or our assumptions underlying them; risks relating to any unforeseen liabilities of ours; our ability to generate sufficient cash flows from operations to meet the internally funded portion of our capital expenditures budget; our ability to obtain external capital to finance exploration and development operations; our ability to successfully complete asset dispositions and the risks related thereto; unforeseen underperformance of or liabilities associated with acquired properties; the impacts of hedging on our results of operations; failure of our properties to yield oil or gas in commercially viable quantities; availability of, and risks associated with, transport of oil and gas; our ability to drill producing wells on undeveloped acreage prior to its lease expiration; shortages of or delays in obtaining qualified personnel or equipment, including drilling rigs and completion services; uninsured or underinsured losses resulting from our oil and gas operations; our inability to access oil and gas markets due to market conditions or operational impediments; the impact and costs of compliance with laws and regulations governing our oil and gas operations; the potential impact of changes in laws that could have a negative effect on the oil and gas industry; our ability to replace our oil and natural gas reserves; negative impacts from litigation and legal proceedings; any loss of our senior management or technical personnel;

competition in the oil and gas industry; cyber security attacks or failures of our telecommunication systems; and other risks described under the caption “Risk Factors” in Item 1A of our Annual Report on Form 10-K for the period ended December 31, 2018. We assume no obligation, and disclaim any duty, to update the forward-looking statements in this news release, except as required by law.